Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808
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www.dechert.com

CRAIG L. Godshall

craig.godshall@dechert.com
+1 215 994 2491 Direct
+1 215 655 2491 Fax

May 4, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:                           Shermen WSC Acquisition Corp.

Preliminary Proxy Statement on Form 14A

Filed on May 4, 2009

File No.  0-52642

Dear Mr. Reynolds:

Shermen WSC Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009, as revised by the versions of the Proxy Statement filed with the Commission on March 11, 2009 and April 13, 2009.  On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated April 29, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  To aid the Staff’s review, we are also supplementally providing marked copies of the revised version of the Proxy Statement filed today showing changes made from the revised version of the Proxy Statement filed on April 13, 2009.  All page numbers in our responses refer to the revised version of the Proxy Statement filed today on EDGAR.

General

1.                                      We note your response to prior comment two that the company intends to allow the board of directors following the closing the business combination to make the determination regarding repurchases.  Please revise page 15 to disclose the company’s intention and the expected mechanisms as described in your response letter.

Response:

The Company has revised the Proxy Statement on pages 16 and 56 in accordance with the Staff’s comment.

Risks Related to Our Business and Operations . . . page 28

2.                                      We note your response to prior comment five.  Please confirm that you will provide the final terms in preliminary proxy materials.  In the alternative, please revise the last two risk factors on page 28 to disclose that investors will not have, prior to the annual meeting, complete information relating to the financing agreement.

Response:

The Company has provided the final terms of its credit facility in the Proxy Statement, which are reflected in the Proxy Statement on pages 17, 30, 31 and 208.

Unaudited Pro Forma Condensed Combined Financial Information

General

3.                                      It appears from your disclosure throughout the document that you will purchase 50.5% of Westway resulting in a 49.5% non-controlling interest.  Please note that SFAS No. 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008, with the presentation and disclosure requirements to be applied retrospectively.  Accordingly, please revise your pro forma financial statements to disclose the effects of the non-controlling interests in this transaction.  Please refer to paragraphs A2-A7 of SFAS No. 160 for implementation guidance.

Response:

As disclosed in the Proxy Statement, the Company is acquiring 100% of Westway (the bulk liquid storage and liquid feed supplements businesses of ED&F Man Holdings Limited) with consideration consisting of shares of the Company’s common and preferred stock, cash and financing in the form of the revolving credit facility. Upon consummation of the acquisition, ED&F Man will hold 49.5% of the Company’s common stock and will not have a direct interest in Westway. Accordingly, there is no non-controlling interest in Westway arising from this transaction.

The Company has revised the pro forma balance sheet and income statement information on pages 158-169 to present the pre-existing non-controlling interest in Westway’s financial statements in accordance with SFAS 160 as a proforma adjustment as a result of the Company’s acquisition of Westway.

Unaudited Pro Forma Condensed Combined Balance Sheet. page 155

4.                                      It appears that you have revised your pro forma financial statements to show only the incremental effect of the pro forma adjustments assuming minimum approval.  Please revise to present separate pro forma financial statements assuming maximum approval and minimum approval.

Response:

The Company revised the Proxy Statement on pages 158-169 to present pro forma balance sheet and income statement information, assuming minimum and maximum approval, on separate pages of the Proxy Statement in accordance with the Staff’s comment.

Note A. Basis of Presentation

Notes to purchase price allocation

Note (iv), page 157

5.                                      Your disclosure states that no fair value has been assigned to the identified intangible assets due to the significant step up in property plant and equipment and the associated contributory asset charge in calculating the fair value for these intangibles.  Please provide a detailed discussion of how your position is consistent with the guidance of SFAS No. l41(R).

Response:

Management has performed an initial review of potential separately recognizable intangible assets under SFAS No. 141(R).  The Company will engage a third party valuator to conduct a complete evaluation of intangible assets and other items in keeping with the guidance provided by SFAS No. 141(R).  Identified differences, if any, between the estimates made for purposes of preparation of the pro forma financial statements in the Proxy Statement and the detailed valuation study, to be conducted, will be reconciled and recorded as they are determined during the allocation period allowed by the guidance. In management’s initial review, while certain potential intangible assets were identified (e.g., customer contracts, patents and trademarks), there is no fair value associated with the intangible assets based on the analysis performed by management.

In valuing the intangible assets under SFAS No. 141(R), management used industry standard recognized valuation methodologies which included the Multi-Period Excess Earnings Methodology (MEEM) for customer contracts, the Relief from Royalty Methodology (RRM) for trademarks and a discounted cash flow (DCF) of after-tax cost savings in relation to the patents over their useful life.  These methodologies are commonly used to value intangible assets for purposes of SFAS No. 141(R).  The methodologies of the valuations and results are discussed further below.

Valuation of the Customer Contracts using the MEEM approach

The MEEM approach involves the valuation of the net residual income stream derived from the customer relationship after deduction of an appropriate contributory asset charge (CAC) to reflect the returns attributable to all other assets, both tangible and intangible, employed in supporting the customer related intangible asset.  If the contracts do not generate a return in excess of that required to compensate for the use of the other assets required to produce the product or service, no value accrues to the contract.

The key value drivers of this approach are forecast revenue by customer and expected EBITDA margin over the remaining lives of these contracts.  The cash flow generated by the existing customer contracts represents a return on all the tangible and intangible assets required to support the business as a whole.  The CAC represents the required return on some tangible and intangible assets used to generate future income streams associated with the acquired intangible assets.

Charges for the use of contributory assets were calculated for the use of the fixed assets, and the work force in place (WFIP).  The contributory asset charges were derived assuming a percentage of revenue reflecting the required rate of return for the particular asset class at their fair value (or proxy for fair value) at the acquisition date.  Management’s analysis indicated that after deducting a CAC for the contribution of the tangible fixed assets and the WFIP, there was no residual income attributable to the customer contracts.

Valuation of the Trademarks using the RRM approach

Management investigated whether the trademarks of Westway were a contributory factor in generating revenues from new and existing customers, and what amount would be attributable to these trademarks using the RRM approach.

The RRM approach is based on the concept that if a company owns a specific intangible asset, e.g. a trade name, it does not have to “rent” one and is therefore “relieved” from paying a royalty.  The net revenue expected to be generated by the intangible asset during its expected remaining life is then multiplied by the selected benchmark royalty rate.  The estimated royalty stream after tax is then discounted to its present value, which results in an indication of the value of owning the intangible asset.

The Westway name represents a business-to-business trademark with limited value.  Based on management’s analysis, the value derived from the use of such a niche trademark was deemed to be immaterial for disclosure purposes in the pro forma financial statements.

Valuation of the Patents using the DCF approach

Westway currently has a patent on a formula of feed which allows Westway to manufacture the feed more cheaply than a number of its competitors.  In relation to the acquisition as a whole, management quantified the value of this technology based on the after-tax cost savings expected to be realized over the remaining life of the patent.  Based on management’s analysis, the value derived from the use of patented technology was deemed to be immaterial for disclosure purposes in the pro forma accounts.

Given the foregoing, the Company has revised the Proxy Statement on page 167 in note (v) of Note A. Basis of Presentation — Notes to purchase price allocation, to clarify that based on an initial review, there is no fair value associated with intangible assets.

Note B. Pro Forma Adjustments, page 158

6.                                      We have reviewed your pro forma adjustment 19, noting that you expect depreciation expense to increase by only approximately $135,000.  Please provide a detailed discussion of your determination of this amount considering you expect the fair market value of property, plant, and equipment to increase approximately $132.5 million with a remaining estimated useful economic life of 16 years.

Response:

The Company believes that it complied with the requirements of SFAS No. 141(R) whereby an estimate was made of the fair value of property, plant and equipment (“fixed assets”) including an estimate of the remaining useful economic life of these assets.  The vast majority of fixed assets are comprised of storage tanks located at Westway’s terminal facilities.  The Company will engage a third party valuator to conduct a complete evaluation of fixed assets and other items in accordance with the guidance provided by SFAS No. 141(R).  Identified differences, if any, between the estimates made in the Proxy Statement and the detailed valuation study, to be conducted, will be reconciled and recorded as they are determined during the allocation period allowed by the guidance.

The effect on the depreciation expense can best be explained by the following table:

	Book Value	Fair Value	Adjustment
	(U.S. dollars in thousands)
Total Net Book Value at December 31, 2008	$137,390	$269,878	$132,488
Less: Land	7,257	32,626
Less: Assets under Construction	21,545	21,545
Assets subject to depreciation	108,588	215,707	107,119

Annual depreciation expense	15,258	15,393	135
Implied average remaining life	7.1 years	14.0 years

In order to adequately explain the relationship between the estimate of fair value of fixed assets and the remaining useful lives of these assets used for purposes of preparing the pro forma financial statements in the Proxy Statement, consideration must be given to several strategic decisions made by Westway approximately three years ago which have affected both the composition and the estimated average remaining life of the storage tank portfolio considered by the Company in estimating the remaining lives of these assets in accordance with SFAS No. 141(R):

•                  A strategic commitment was made to invest significantly in new build opportunities.  During the last three years, Westway invested approximately $44.4 million in additional new storage tanks at three storage tank facilities.  These new tanks added 42.8 million barrels of capacity to the total storage tank portfolio.  These projects are being completed and placed in service on a phased basis.  The estimated economic life of these new components of the storage tank portfolio is 40 years.  Due to the newness of these facilities, much of the related depreciation is just starting the amortization process, which is in keeping with Westway’s accounting policies.

•                  Westway also made the decision to engage in an extensive modernization program to extend the economic life of previously existing storage tanks.  Implementation of this modernization program was done in keeping with guidelines prescribed by the American Petroleum Institute (API 653), whereby inspections are made of the physical condition of every tank in the existing portfolio, including an estimate of the then remaining economic life of each tank.  Evaluations have been completed on a significant portion of the portfolio on a tank-by-tank basis to identify needed modernizations as well as any required investments needed to comply with changing regulatory requirements.

Westway designated modernization programs as a high priority and has authorized these programs across the portfolio of existing tanks to include, in varying degrees, replacement of tank bottoms, tops, insulation, pumps, control systems and infrastructure.  Completion of these programs has been an on-going project, with a significant amount of improvements being completed in the last 12 to 18 months.  The Company believes that the sum of these improvements, across the portfolio, have increased both the physical and the commercial (e.g. permitting and regulatory/customer requirements) life of the portfolio of existing storage tanks.  Many of these modernization projects are now completed and recognition of the impact of these programs on asset life has been made.

In summary, the Company has made a preliminary estimate that the overall fair value of the fixed assets subject to depreciation has increased approximately $107.1 million based on a tank-by-tank assessment of fair value.  The estimated depreciation in this process, however, has increased $135,000, which on its face seems to be lower than expected compared to the overall increase in fair value of the portfolio.  This disparity stems from the fact that the overall remaining estimated average economic life of the total storage tank portfolio has been increased to 14 years, thereby spreading both the existing book amounts and the increase in fair value to be depreciated over a longer period of time.  The increase in the economic life is considered by the Company to be due principally to the implementation of the above two described strategic decisions described above and has been evaluated by the Company in its purchase price accounting under SFAS 141(R) for Westway upon the expected acquisition by the Company.  The estimated useful life is an entity-specific estimate made by the Company based on the expected remaining useful life based on an asset’s intended use as established by the Company.

Furthermore, the Company has reviewed the economic lives ascribed to similar storage assets by competitor organizations and believes that the asset life estimates in the purchase price accounting are consistent with both the condition of the assets and with industry practice.

7.                                      We have reviewed your pro forma adjustment 20, noting that you have proposed to reclassify a retained deficit to additional paid in capital.  It appears that prior to the transaction neither Westway nor Shermen WSC had a retained deficit.  Please provide a detailed discussion for the basis of this entry and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

The Company has revised the Proxy Statement on pages 167 and 169 to remove pro forma adjustment (20) and to move pro forma adjustment (4), the pro forma adjustment relating to the payment of the special dividend upon consummation of the transaction, to reflect a reduction in Additional Paid in Capital rather than a reduction of retained earnings. The special dividend is primarily a return of capital of the initial investors in the Company and therefore results in a reduction of Additional Paid in Capital.

Westway Combined Carve-Out Financial Statements

Notes to Combined Carve-out Financial Statements

2.  Summary of Significant Accounting Policies

Revenue Recognition, F-39

8.                                      We have reviewed your response to our prior comment 17, noting that you are recognizing revenue separately under each type of contract (i.e., fixed income, volume and ancillary).  Please explain to us how you analyzed EITF 00-231 (specifically paragraph 9) in concluding that the revenue from your contracts should be recognized separately.  Your detailed discussion should specifically address whether fixed income/volume contracts are entered into at the same time as your ancillary income contracts, how you determined the storage services and ancillary services have standalone value to the customer and how you determined the objective and reliable evidence of the fair value of each of these items.

Response:

In response to the Staff’s comment, the Company provides the following detailed discussion of Westway’s fixed income/volume contracts and ancillary income contracts and how Westway determined the storage services and ancillary services meet the separation criteria of EITF 00-21 in order for revenue for each service to be recognized separately.

Background

Westway’s fixed income and volume based contract revenue comprises approximately 80% of terminal revenues.  Ancillary income contracts make up the remaining approximately 20% of terminal revenues.

Westway’s customers typically sign a contract with Westway for storage services.  The contract will bill the storage services either for a fixed fee or based on volume of storage.  Each contract includes a section specifying other ancillary services that Westway will provide upon the customer’s request, on an as needed basis.  Customers are charged for storage services and ancillary services rendered in each monthly billing period.  This is consistent with the same period in which Westway incurs the underlying expenses to provide these services.

Fixed income and volume based contracts comprise contracts to deliver a guaranteed annual throughput amount of the customer’s liquid product and are typically based on four cycles of the storage tank’s capacity per year.  Such contracts also permit the customer to purchase excess throughput on an as needed basis at the discretion of the customer.  Amounts charged per ton of excess throughput are typically the same as the per ton price in the underlying contract.  The guaranteed annual throughput charge is billed to the customer and recognized by Westway on a ratable basis in each month of the year.  The excess charge is only billed to the customer and recognized by Westway when the customer exceeds the threshold of the stipulated annual throughput amount, i.e. not accrued in advance of delivery.

Prices charged for fixed income and volume based contracts are based on surveys of rates charged by competitors in each marketplace.  Additionally, Westway has a general knowledge of what competitors charge for similar services.  Such knowledge is typically acquired through customer networking.  In addition, for those contracts which extend over more than 1 year, the contract includes an annual inflation (CPI) clause so that prices charged keep pace with market rates of inflation.  The Company supplementally notes that 60% of Westway’s contracts are for a term of less than two years and 90% of Westway’s contracts are for a term of less than five years.

The ancillary services provided by Westway are based on customer requests for specific services, including but not limited to heating, after hours labor for handling of tank cars/vessels/trucks, storage of tank cars, truck weighing, railcar weighing and a number of other services.  There is no obligation under the contract for the customer to take or pay for these services if the customer does not request these services.

Ancillary services are priced on the basis of actual costs incurred by Westway plus a margin utilizing a standardized price list.  This price list is uniformly used in all contracts written in each marketplace.  The cost component for each service is normally supported by invoices received by Westway representing the amount that it must pay for such things as utilities, payroll, etc.  The margin component of the price list is periodically updated based on surveys of charges required by competition in each marketplace.  Additionally, Westway has a general knowledge of what competitors charge for similar services. Such knowledge is typically acquired through customer networking and is utilized in determining pricing for what the market can bear (i.e. fair value of these services). Accordingly, Westway considers that the standardized price lists reflect the fair value of the services offered to customers.

Ancillary services are normally provided in conjunction with a customer contract in keeping with on-going relationships.  Each of these services can be provided as part of a contract or on a standalone basis.  For example, Westway has on occasion provided heating services to a competitor’s customer’s vessel moored at its dock.  On such occasions, Westway has charged the customer the heating service charge that it typically charges other customers who also purchase storage services from Westway.  Although this is not a typical arrangement, the Company believes that each of the services that Westway provides to its customers could equally be provided by Westway or its competitors as a standalone service, for example, heating, labor to handle tank cars/vessels/tank trucks, storage of tank cars, truck/railcar weighing, etc.

The Company notes in principle that as the ancillary services are truly an option to the agreement by their nature, and Westway is not required to deliver such services unless and until such time as the customer requests them, these ancillary services should not be considered elements of the fixed income or volume contracts.  Instead, they should be evaluated and accounted for as such events occur.

Application to EITF 00-21 paragraph 9

EITF 00-21 paragraph 9 requires that in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.               The delivered item(s) has value to the customer on a standalone basis.  An item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer’s ability to resell the delivered item(s), the EITF observed that this criterion does not require the existence of an observable market for that deliverable(s);

b.              There is objective and reliable evidence of the fair value of the undelivered item(s); and

c.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Notwithstanding the fact that Westway considers the ancillary services to be an option to the agreement by their nature, Westway has further analyzed these services in accordance with paragraph 9 of EITF 00-21 as follows:

With respect to criterion (a), the Company notes the following:

Storage is the primary service that is sold by Westway and its competitors to their customers.  Customers are not required to also purchase any ancillary services at the outset of any arrangement.  Ancillary services do not represent a performance obligation of Westway at the outset of the arrangement.

Ancillary services are sold by Westway to its customers on an as needed basis and as stated above, customers are not required to also purchase any ancillary services at the outset of any arrangement as part of the core storage contract.  Ancillary services are also occasionally sold on a standalone basis by Westway and its competitors.  Therefore Westway has concluded that ancillary services have value to Westway’s customers on a standalone basis.

With respect to criterion (b), the Company notes the following:

Storage services, which are typically provided over the term of the contract, at any point in time, represent the only or the most significant undelivered item in a contract.  Ancillary services are ordered when needed by Westway’s customers and such services are generally not ordered significantly in advance of when they are needed.  Therefore, ancillary services are generally not undelivered.

Westway establishes fair values for storage services and ancillary services, as described above, based on amounts negotiated with and charged to customers on a standalone basis, customer networking, and competitor surveys.  Westway charges all customers similar prices for each storage or ancillary service, localized in each market that it operates.  In addition, for those contracts that extend over more than one year, the Company notes that the CPI clauses ensure that contract prices generally keep pace with market rates of inflation.

For the foregoing reasons, whether the undelivered items are storage services or ancillary services, the Company believes that there is objective and reliable evidence of fair value of undelivered items.

With respect to criterion (c), the Company notes the following:

Customers do not have a general right of return with respect to storage services or ancillary services that are delivered each month.  The Company therefore concludes that criterion (c) is not applicable.

In conclusion, if one were to conclude that the ancillary services were not an option to the agreement by their nature, because the storage services and the ancillary services have standalone value, and Westway has objective and reliable evidence of fair value, the Company believes that revenue from these elements of its contracts should be recognized separately when delivered by Westway.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall

Partner

CLG

cc:	Alexander M. Dye
Kirk D. Lipsey
Vladimir Nicenko
Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019